77C

  An Annual Meeting of Shareholders of the Fund was held on June 16, > 1999, where shareholders voted on the election of trustees and the > ratification of KPMG LLP as the independent public accountants. With > regards to the election of David C Arch as elected trustee by the > shareholders of the Fund 93,159,339 shares voted in his favor and 789,646 > shares withheld. With regards to the election of Howard J Kerr as elected > trustee by the shareholders of the Fund 93,158,239 shares voted in his > favor and 790,746 shares withheld. With regards to the election Dennis J. > McDonnell as elected trustee by the shareholders of the Fund 93,161,839 > shares voted in his favor and 787,146 shares withheld. The other trustees > whose terms did not expire in 1999 were: Rod Dammeyer, Don G. Powell, > Theodore A Myers, Steven Muller, Hugo F. Sonnenschein and Wayne W. Whalen. > With regards to the ratification of KPMG LLP as independent public > accountants for the Fund 92,873,748 shares voted in favor of the proposal, > 504,329 shares voted against and 570,908 shares abstained.